# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Figma, Inc., CIK 0001579878
CUSIP: 316841105
Title of class of securities: CLASS A COMMON STOCK, PAR VALUE $0.00001
Address of issuer's principal executive offices: 760 MARKET ST., FLOOR 10, SAN FRANCISCO, California (CA), 94102
Date of event which requires filing of this statement: 12/31/2025
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0001924162

## Reporting persons
- ICONIQ Strategic Partners VII, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 1,660,199; shared voting power 0; sole dispositive power 1,660,199; shared dispositive power 0; aggregate amount beneficially owned 1,660,199 (0.4% of the class)
  Comment: The percent of class is based upon 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.
- ICONIQ Strategic Partners VII-B, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 4,133,370; shared voting power 0; sole dispositive power 4,133,370; shared dispositive power 0; aggregate amount beneficially owned 4,133,370 (1% of the class)
  Comment: The percent of class is based upon 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.
- ICONIQ Strategic Partners VII GP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 5,793,569; shared voting power 0; sole dispositive power 5,793,569; shared dispositive power 0; aggregate amount beneficially owned 5,793,569 (1.4% of the class)
  Comment: The reported share amounts represent shares of Class A Common Stock held by ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. ICONIQ Strategic Partners VII GP, L.P. is the general partner of ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. and may be deemed to beneficially own the shares held by such funds.
  
  The percent of class is based upon 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.
- ICONIQ Strategic Partners VII TT GP, Ltd.: type of reporting person: corporation (CO); citizenship or place of organization: Cayman Islands (E9); does not affirm membership in a group (box b); sole voting power 5,793,569; shared voting power 0; sole dispositive power 5,793,569; shared dispositive power 0; aggregate amount beneficially owned 5,793,569 (1.4% of the class)
  Comment: The reported share amounts represent shares of Class A Common Stock held by ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. ICONIQ Strategic Partners VII GP, L.P. is the general partner of ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. and may be deemed to beneficially own the shares held by such funds. ICONIQ Strategic Partners VII TT GP, Ltd. is the general partner if ICONIQ Strategic Partners GP, L.P.
  
  The percent of class is based upon 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.
- ICQ INVESTMENTS, LP (SERIES IX): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICQ INVESTMENTS, LP (SERIES XXII): type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICQ MANAGEMENT, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 0; shared voting power 0; sole dispositive power 0; shared dispositive power 0; aggregate amount beneficially owned 0 (0% of the class)
- ICONIQ CAPITAL, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); sole voting power 15,151; shared voting power 0; sole dispositive power 15,151; shared dispositive power 0; aggregate amount beneficially owned 15,151 (0% of the class)
  Comment: Represents shares of Class A Common Stock held by separately managed accounts (the "Managed Accounts") for which ICONIQ Capital, LLC serves as investment adviser. In its capacity as investment adviser, ICONIQ Capital, LLC has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital, LLC receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts.
  
  The percent of class is based upon 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.
- ICONIQ CAPITAL GROUP, L.P.: type of reporting person: partnership (PN); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 15,151; shared voting power 0; sole dispositive power 15,151; shared dispositive power 0; aggregate amount beneficially owned 15,151 (0% of the class)
  Comment: Represents shares of Class A Common Stock held by separately Managed Accounts for which ICONIQ Capital, LLC serves as investment adviser. In its capacity as investment adviser, ICONIQ Capital, LLC has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital, LLC receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts. ICONIQ Capital Group, L.P. is the sole member of ICONIQ Capital, LLC.
  
  The percent of class is based upon 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.
- ICONIQ CAPITAL GROUP GP, LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 15,151; shared voting power 0; sole dispositive power 15,151; shared dispositive power 0; aggregate amount beneficially owned 15,151 (0% of the class)
  Comment: Represents shares of Class A Common Stock held by Managed Accounts for which ICONIQ Capital, LLC serves as investment adviser. In its capacity as investment adviser, ICONIQ Capital, LLC has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital, LLC receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts. ICONIQ Capital Group, L.P. is the sole member of ICONIQ Capital, LLC. ICONIQ Capital Group GP, LLC is the general partner of ICONIQ Capital Group, L.P.
  
  The percent of class is based upon 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.
- Divesh Makan: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 6,623,222; shared voting power 0; sole dispositive power 6,623,222; shared dispositive power 0; aggregate amount beneficially owned 6,623,222 (1.6% of the class)
  Comment: The reported share amounts represent (i) 814,502 shares of Class A Common Stock held by Makan through his family trust of which he is a trustee and (ii) 5,808,720 shares of Class A Common Stock held by ICONIQ Strategic Partners VII, L.P., ICONIQ Strategic Partners VII-B, L.P. and ICONIQ Capital, LLC. ICONIQ Strategic Partners VII GP, L.P. is the general partner of ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. and may be deemed to beneficially own the shares held by such funds. ICONIQ Strategic Partners VII TT GP, Ltd. is the general partner of ICONIQ Strategic Partners GP, L.P. Divesh Makan is the sole member of ICONIQ Capital Group GP, LLC. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners VII TT GP, Ltd.
  
  The percent of class is based upon 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.
- William J.G. Griffith: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 6,607,726; shared voting power 0; sole dispositive power 6,607,726; shared dispositive power 0; aggregate amount beneficially owned 6,607,726 (1.6% of the class)
  Comment: The reported share amounts represent (i) 814,157 shares of Class A Common Stock held by Griffith through his family trust of which he is trustee and (ii) 5,793,569 shares of Class A Common Stock held by ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. ICONIQ Strategic Partners VII GP, L.P. is the general partner of ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. and may be deemed to beneficially own the shares held by such funds. ICONIQ Strategic Partners VII TT GP, Ltd. is the general partner if ICONIQ Strategic Partners GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners VII TT GP, Ltd.
  
  The percent of class is based upon 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.
- Matthew Jacobson: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 5,793,569; shared voting power 0; sole dispositive power 5,793,569; shared dispositive power 0; aggregate amount beneficially owned 5,793,569 (1.4% of the class)
  Comment: The reported share amounts represent shares of Class A Common Stock held by ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. ICONIQ Strategic Partners VII GP, L.P. is the general partner of ICONIQ Strategic Partners VII, L.P. and ICONIQ Strategic Partners VII-B, L.P. and may be deemed to beneficially own the shares held by such funds. ICONIQ Strategic Partners VII TT GP, Ltd. is the general partner if ICONIQ Strategic Partners GP, L.P. Divesh Makan, William J.G. Griffith and Matthew Jacobson are the sole equity holders of ICONIQ Strategic Partners VII TT GP, Ltd.
  
  The percent of class is based upon 415,909,379 shares of Class A Common Stock outstanding as of October 31, 2025, as reported by the Issuer in its Quarterly Report on Form 10-Q filed with the Securities and Exchange Commission on November 5, 2025.

## Item 1. Issuer
Name of issuer: Figma, Inc.
Address of issuer's principal executive offices: 760 Market Street, Floor 10, San Francisco, CA 94102

## Item 2. Person Filing
Name of person filing:
(i) ICONIQ Strategic Partners VII, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VII").
(ii) ICONIQ Strategic Partners VII-B, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VII-B" and together with ICONIQ VII, the "ICONIQ VII Funds").
(iii) ICONIQ Strategic Partners VII GP, L.P., a Cayman Islands exempted limited partnership ("ICONIQ VII GP"), the sole general partner of the ICONIQ VII Funds.
(iv) ICONIQ Strategic Partners VII TT GP, Ltd., a Cayman Islands exempted company ("ICONIQ VII Parent GP"), the sole general partner of ICONIQ VII GP.
(v) ICQ Investments, LP (Series IX), a Delaware limited partnership ("ICQ IX").
(vi) ICQ Investments, LP (Series XXII), a Delaware limited partnership ("ICQ XXII" and together with ICQ IX, the "ICQ Funds").
(vii) ICQ Management, LLC, a Delaware limited liability company ("ICQ Management"), the sole general partner of the ICQ Funds.
(viii) ICONIQ Capital, LLC, a Delaware limited liability company ("ICONIQ Capital").
(ix) ICONIQ Capital Group, L.P., a Delaware limited partnership ("ICONIQ Capital Group"), the sole member of ICONIQ Capital.
(x) ICONIQ Capital Group GP, LLC, a Delaware limited liability company ("ICONIQ Capital GP"), the general partner of ICONIQ Capital Group.
(xi) Divesh Makan, a citizen of the United States ("Makan"), the sole managing member of ICQ Management and the sole member of ICONIQ Capital GP.
(xii) William J.G. Griffith, a citizen of the United States ("Griffith").
(xiii) Matthew Jacobson, a citizen of the United States ("Jacobson"), together with Makan and Griffith, are the sole equity holders of ICONIQ VII Parent GP.
Address of principal business office or, if none, residence: The address of the principal business office of each of the reporting persons is c/o ICONIQ Capital, 50 Beale St., Ste. 2300, San Francisco, CA 94105.
Citizenship: See Item 2(a) above.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
(i) ICONIQ VII directly owns 1,660,199 shares of Class A Common Stock, which represents approximately 0.4% of the outstanding Class A Common Stock.
(ii) ICONIQ VII-B directly owns 4,133,370 shares of Class A Common Stock, which represents approximately 1.0% of the outstanding Class A Common Stock.
(iii) ICONIQ VII GP may be deemed to beneficially own an aggregate of 5,793,569 shares of Class A Common Stock held by the ICONIQ VII Funds, which represents approximately 1.4% of the outstanding Class A Common Stock.
(iv) ICONIQ VII Parent GP may be deemed to beneficially own an aggregate of 5,793,569 shares of Class A Common Stock held by the ICONIQ VII Funds, which represents approximately 1.4% of the outstanding Class A Common Stock.
(v) ICQ IX directly owns 0 shares of Class A Common Stock, which represents 0.0% of the outstanding Class A Common Stock.
(vi) ICQ XXII directly owns 0 shares of Class A Common Stock, which represents 0.0% of the outstanding Class A Common Stock.
(vii) ICQ Management may be deemed to beneficially own 0 shares of Class A Common Stock, which represents 0.0% of the outstanding Class A Common Stock.
(viii) ICONIQ Capital may be deemed to beneficially own 15,151 shares of Class A Common Stock held by Managed Accounts for which ICONIQ Capital serves as investment adviser, which represents less than 0.1% of the outstanding Class A Common Stock. In its capacity as investment adviser, ICONIQ Capital has the right to exercise voting and investment power over the shares held in the Managed Accounts and therefore may be deemed to beneficially own the shares held in the Managed Accounts. ICONIQ Capital receives asset-based fees for its investment management services and as such does not have a pecuniary interest in the shares held in the Managed Accounts.
(ix) ICONIQ Capital Group may be deemed to beneficially own 15,151 shares of Class A Common Stock beneficially owned by ICONIQ Capital, which represents less than 0.1% of the outstanding Class A Common Stock.
(x) ICONIQ Capital GP may be deemed to beneficially own 15,151 shares of Class A Common Stock beneficially owned by ICONIQ Capital, which represents less than 0.1% of the outstanding Class A Common Stock.
(xi) Makan may be deemed to beneficially own an aggregate of 6,623,222 shares of Class A Common Stock held by the ICONIQ VII Funds, ICONIQ Capital and Makan, which represents approximately 1.6% of the outstanding Class A Common Stock.
(xii) Griffith may be deemed to beneficially own an aggregate of 6,607,726 shares of Class A Common Stock held by the ICONIQ VII Funds and Griffith, which represents approximately 1.6% of the outstanding Class A Common Stock.
(xiii) Jacobson may be deemed to beneficially own an aggregate of 5,793,569 shares of Class A Common Stock held by the ICONIQ VII Funds, which represents approximately 1.4% of the outstanding Class A Common Stock.
Percent of class: See Item 4(a) above.
Sole power to vote or to direct the vote:
ICONIQ VII: 1,660,199 shares of Class A Common Stock
ICONIQ VII-B: 4,133,370 shares of Class A Common Stock
ICONIQ VII GP: 5,793,569 shares of Class A Common Stock
ICONIQ VII Parent GP: 5,793,569 shares of Class A Common Stock
ICQ IX: 0 shares of Class A Common Stock
ICQ XXII: 0 shares of Class A Common Stock
ICQ Management: 0 shares of Class A Common Stock
ICONIQ Capital: 15,151 shares of Class A Common Stock
ICONIQ Capital Group: 15,151 shares of Class A Common Stock
ICONIQ Capital GP: 15,151 shares of Class A Common Stock
Makan: 6,623,222 shares of Class A Common Stock
Griffith: 6,607,726 shares of Class A Common Stock
Jacobson: 5,793,569 shares of Class A Common Stock
Shared power to vote or to direct the vote: N/A
Sole power to dispose or to direct the disposition:
ICONIQ VII: 1,660,199 shares of Class A Common Stock
ICONIQ VII-B: 4,133,370 shares of Class A Common Stock
ICONIQ VII GP: 5,793,569 shares of Class A Common Stock
ICONIQ VII Parent GP: 5,793,569 shares of Class A Common Stock
ICQ IX: 0 shares of Class A Common Stock
ICQ XXII: 0 shares of Class A Common Stock
ICQ Management: 0 shares of Class A Common Stock
ICONIQ Capital: 15,151 shares of Class A Common Stock
ICONIQ Capital Group: 15,151 shares of Class A Common Stock
ICONIQ Capital GP: 15,151 shares of Class A Common Stock
Makan: 6,623,222 shares of Class A Common Stock
Griffith: 6,607,726 shares of Class A Common Stock
Jacobson: 5,793,569 shares of Class A Common Stock
Shared power to dispose or to direct the disposition: N/A

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Identification and classification of members of the group: The Reporting Persons expressly disclaim membership in a "group" as used in Rule 13d-5(b)(1).

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- ICONIQ Strategic Partners VII, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/17/2026)
- ICONIQ Strategic Partners VII-B, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of General Partner (02/17/2026)
- ICONIQ Strategic Partners VII GP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/17/2026)
- ICONIQ Strategic Partners VII TT GP, Ltd.: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/17/2026)
- ICQ INVESTMENTS, LP (SERIES IX): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/17/2026)
- ICQ INVESTMENTS, LP (SERIES XXII): /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/17/2026)
- ICQ MANAGEMENT, LLC: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/17/2026)
- ICONIQ CAPITAL, LLC: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner of Sole Member (02/17/2026)
- ICONIQ CAPITAL GROUP, L.P.: /s/ Kevin Foster, Kevin Foster, Head of Strategy of General Partner (02/17/2026)
- ICONIQ CAPITAL GROUP GP, LLC: /s/ Kevin Foster, Kevin Foster, Head of Strategy (02/17/2026)
- Divesh Makan: /s/ Divesh Makan, Divesh Makan (02/17/2026)
- William J.G. Griffith: /s/ William J.G. Griffith, William J.G. Griffith (02/17/2026)
- Matthew Jacobson: /s/ Matthew Jacobson, Matthew Jacobson (02/17/2026)